UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission File Number 0-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Explanatory Note

On December 16, 2025, Gilat Satellite Networks Ltd., an Israeli company (the “Company”), received and accepted commitments from Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968 (the “Investors”), to participate in a private placement (the “Private Placement”) of Ordinary Shares, par value NIS 0.20 per share, of the Company (“Ordinary Shares”).

The Company is expected to issue and sell to the Investors an aggregate of 8,888,889 Ordinary Shares (the “Shares”), for a purchase price of US$11.25 per Share. The newly issued Shares are expected to represent approximately 12.15% of the Company’s issued and outstanding Ordinary Shares after the consummation of such sale. The closing of the transaction is subject to customary closing conditions and is expected to be completed in December 2025.

The Company expects to receive proceeds from the sale of the Shares, after deducting offering expenses, of approximately US$98.8 million. The Company intends to use such proceeds for general corporate purposes, including strategic acquisitions.

A translated English copy, including potential strategic acquisitions of the form commitment letter is attached is Exhibit 99.1 to this report.

The Private Placement is being made in Israel only and not to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the Ordinary Shares will be subject to certain transfer restrictions. The Ordinary Shares will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Exhibits

99.1          Form of commitment letter (translation from the original Hebrew).

99.2          Company press release, dated December 16, 2025, titled “Gilat Announces an Oversubscribed Private Placement of US$100 Million to Institutional and Accredited Investors”.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to our expectations regarding the issuance and sale of the Shares, the closing date of the transaction, and the Company’s intended use of the proceeds from the sale of the Shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected, including, without limitation, as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houthi movement. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2025. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Doron Kerbel
Name:	Doron Kerbel
Title:	Chief Legal Counsel and Corporate Secretary

Date: December 16, 2025

Exhibit Index

99.1          Form of commitment letter (translation from the original Hebrew)

99.2          Company press release, dated December 16, 2025, titled “Gilat Announces an Oversubscribed Private Placement of US$100 Million to Institutional and Accredited Investors”.